Calvert Government Fund, a series of The Calvert Fund, launched new Class I shares on February 15, 2011. Class I is an institutional share class that generally requires a minimum $1,000,000 investment. Class I has no sales load or 12b-1 fees. Class I has a 2% redemption fee for amounts redeemed or exchanged within seven days of purchase.